3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: (215) 981- 4659

direct fax: (866) 422 - 2114

falcoj@pepperlaw.com

October 27, 2017

Division of Investment Management U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549 Attn: James E. O’Connor, Senior Counsel

Re:	FundVantage Trust 1940 Act File No. 811-22027 1933 Act File No. 333-141120

Dear Mr. O’Connor:

This letter addresses the oral comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 171 to the Trust’s registration statement on Form N-1A, Accession No. 0001615774-17-005482, filed with the Commission on September 29, 2017 (the “Amendment”), which were provided to the Trust by you on October 23, 2017. The Amendment was filed to register for the offering and sale of new Class N Shares of the Gotham Total Return Fund and Gotham Index Plus Fund (the “Funds”). We appreciate the opportunity to address your comments regarding the Funds.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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1.	In the fee table for Gotham Total Return Fund, please indent the sub-items that comprise the line item “Total Acquired Fund Fees and Expenses (“AFFE”)”.

Response: The prospectus has been revised to reflect the Staff’s comment.

	Boston	Washington, D.C.	Los Angeles	New York		Pittsburgh
Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

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2.	Provide supplementally to the Staff an explanation for the difference between “Return After Taxes on Distributions” and “Return After Taxes on Distributions and Sale of Shares” for the calendar year ending December 31, 2016 in the Average Annual Total Returns Table.

Response: The difference reflects the tax payable on the capital gains realized on the redemption of fund shares owned during the entirety of the periods shown in the table. For the Gotham Index Plus Fund, the net asset value (“NAV”) per share was $9.82 at the beginning of the period (December 31, 2015) and was $11.53 at the end of the period (December 31, 2016). For the Gotham Total Return Fund, the NAV per share was $9.56 at the beginning of the period (December 31, 2015) and was $10.63 at the end of the period (December 31, 2016).

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Keith O’Connell, Branch Chief, Securities and Exchange Commission Joel L. Weiss, President of FundVantage Trust John M. Ford, Esq.